April 21, 2009
VIA EDGAR
Philip Rothenberg, Esq.
Securities and Exchange Commission
100 F Street N. E.
Washington, D.C.20549
U.S.A.
Melco Crown Entertainment Limited
Registration Statement on Form F-3 (Registration No. 333-15845)
Dear Mr. Rothenberg,
     Pursuant to Rule 461 of the Securities Act of 1933, as amended, Melco Crown Entertainment Limited hereby requests that the effectiveness of the above-captioned Registration be accelerated to no later than 3:00 p.m., Eastern Daylight Time, on April 21, 2009 or as soon thereafter as practicable.
     We acknowledge that: (i) should the U.S. Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, we do not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) we may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Upon grant of our request to accelerate effectiveness, we would appreciate the Commission’s transmission to our counsel, Debevoise & Plimpton LLP via telecopy at (852) 2810 9828, confirmation of the time and date at which the Registration Statement became effective.
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Very truly yours, MELCO CROWN ENTERTAINMENT LIMITED
By:	/s/ Simon Dewhurst
Name:	Simon Dewhurst
Title:	Chief Financial Officer

cc: Tom Kluck, Securities and Exchange Commission

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